                                                ------------------------------
                                                        OMB APPROVAL
                                                ------------------------------
                                                OMB Number:     3235-0145
                                                Expires:  December 31, 1997
                                                Estimated average burden
                                                hours per response . . . 14.90
                                                ------------------------------


                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 13)*

                                HADCO CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.05 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   404681-10-8
                         -------------------------------
                                 (CUSIP Number)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).








SEC 1745 (2/92)                 Page 1 of 5 pages

---------------------------                          ---------------------------
  CUSIP No.  404681-10-8              13G              Page  2  of  5 Pages
             -----------                                    ---    ---
---------------------------                          ---------------------------


--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Horace H. Irvine II
        ###-##-####

--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                  (b) [X]
--------------------------------------------------------------------------------
3.      SEC USE ONLY

--------------------------------------------------------------------------------
4.      CITIZENSHIP OR PLACE OF ORGANIZATION

        USA

--------------------------------------------------------------------------------
                         5.       SOLE VOTING POWER

                                  762,422
  NUMBER OF              -------------------------------------------------------
   SHARES                6.       SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                        0
    EACH                 -------------------------------------------------------
 REPORTING               7.       SOLE DISPOSITIVE POWER
  PERSON
   WITH:                          762,422
                         -------------------------------------------------------
                         8.       SHARED DISPOSITIVE POWER

                                  0
--------------------------------------------------------------------------------
9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        762,422
--------------------------------------------------------------------------------
10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
        See Item 4 of the attached Schedule for information about           [X]
        shares excluded from the 762,422 shares above.
--------------------------------------------------------------------------------
11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
        5.8%
--------------------------------------------------------------------------------
12.     TYPE OF REPORTING PERSON*

        IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).  Name of Issuer: Hadco Corporation.
            --------------

Item 1(b).  Address of Issuer's Principal Executive Offices:
            -----------------------------------------------
            12A Manor Parkway, Salem, NH 03079

Item 2(a).  Name of Person Filing: Horace H. Irvine II.
            ---------------------

Item 2(b).  Address of Principal Business Office or, if None, Residence:
            -----------------------------------------------------------
            The address of the principal business office of Mr. Irvine is 12A Manor Parkway, Salem, NH 03079.

Item 2(c).  Citizenship: Mr. Irvine is a United States citizen.
            -----------

Item 2(d).  Title of Class of Securities: Common Stock, $.05 par value.
            ----------------------------

Item 2(e)   CUSIP Number: 404681-10-8.
            ------------

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13-d-2(b), check whether the person filing is a:
            --------------------------------------------------------------------

            (a) [  ]  Broker or Dealer registered under Section 15 of the
                      Securities Exchange Act of 1934 (the "Act").

            (b) [  ]  Bank as defined in Section 3(a)(6) of the Act.

            (c) [  ]  Insurance Company as defined in Section 3(a)(19) of the
                      Act.

            (d) [  ]  Investment Company registered under Section 8 of the
                      Investment Company Act of 1940.

            (e) [  ]  Investment Adviser registered under Section 203 of the
                      Investment Advisers Act of 1940.

            (f) [  ]  Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see
                      Rule 13d-1(b)(1)(ii)(F) of the Act.

            (g) [  ]  Parent Holding Company, in accordance with
                      Rule 13d-1(b_(ii)(G) of the Act.

            (h) [  ]  Group, in accordance with Rule 13a-1(b)(1)(ii)(H) of the
                      Act.

            Not applicable.

Item 4.     Ownership.
            ---------

            (a) Amount Beneficially Owned: Mr. Irvine is the beneficial owner of 762,422 shares of Common Stock as of January 2, 1998 including 79,355 shares held in a voting trust for which Mr. Irvine is the sole trustee. Does not include 167,160 shares of Common Stock


                               Page 3 of 5 pages
                  held in irrevocable trusts for the benefit of Mr. Irvine's family. Mr. Irvine, who is not a trustee of such trusts, disclaims beneficial ownership of such 167,160 shares of Common Stock. The Trustees of the aforesaid irrevocable trusts are James C. Hamilton, Esq., who is Clerk of Hadco and a general partner of Berlin, Hamilton & Dahmen, LLP, general counsel of Hadco, Lawrence Coolidge, a director of Hadco, and Gilbert M. Roddy, Jr.

            (b) Percent of Class: 5.8% (based on the 13,107,357 shares of Common Stock reported to be outstanding on January 9, 1998 in the Hadco Corporation Annual Report on Form 10-K for the fiscal year ended October 25, 1997.)

            (c)   Number of shares as to which such person has:

                    (i) sole power to vote or to direct the vote: 762,422
                        shares.

                   (ii) shared power to vote or to direct the vote: -0- shares.

                  (iii) sole power to dispose or to direct the disposition of:
                        762,422 shares.

                   (iv) shared power to dispose or to direct the disposition of:
                        -0- shares.

Item 5.     Ownership of Five Percent or Less of a Class.
            ---------------------------------------------

            Not applicable.

Item 6.     Ownership of More Than Five Percent on Behalf of Another Person.
            ----------------------------------------------------------------

            Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
            -------------------------------------------------------------------

            Not applicable.

Item 8.     Identification and Classification of Members of the Group.
            ----------------------------------------------------------

            Not applicable.

Item 9.     Notice of Dissolution of Group.
            -------------------------------

            Not applicable.

Item 10.    Certification.
            -------------

            Not applicable.

            Not filed pursuant to Rule 13d-1(b).


                               Page 4 of 5 pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                                                      February 10, 1998
                                                 -----------------------------
                                                             Date

                                                     /s/ Horace H. Irvine II
                                                 -----------------------------
                                                        Signature


                                                      Horace H. Irvine II
                                                 -----------------------------
                                                       Name/Title








                               Page 5 of 5 pages